PART II


AMENDED ANNUAL REPORT DATED OCTOBER 14, 2021



Prime Lightworks Inc.
444 Somerville Ave, Somerville, MA 02143
http://www.primelightworks.com


This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Prime Lightworks Inc. (also referred to as "we", "us", "Prime Lightworks", or the "Company") is a C Corporation incorporated on September 29, 2015, under the laws of Delaware.

Brief Description of the Company

Prime Lightworks intends to make electric propulsion systems for space satellites that are solar powered, fully renewable, and consume zero fuel. Based on physical analysis and software simulations, we have reason to believe our CubeSat electric propulsion systems will increase spacecraft lifetime and reliability, while eliminating spacecraft fuel entirely and drastically reducing launch vehicle size and fuel emissions. We have a patent pending on our CubeSat version of the NASA-tested radio frequency (RF) resonant cavity thruster, also called EmDrive.

As currently designed, our propulsion system is modular and scalable to support all satellite mission architectures. We are also expanding our technology portfolio for renewable space propulsion to include reusable hydrogen rocket launch vehicle engine development. Our mission is to enable interplanetary space travel while eliminating emissions from aerospace propulsion and drastically reducing cost and waste.

Employees

The Company currently has 2 full-time employees.

Regulation

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Intellectual Property

The Company has applied for a utility patent (application #16271275) and International Application Number (PCT/US19/17282) with the United States Patent and Trademark Office on February 8, 2019. On September 3, 2021, the Company filed a continuation application (application #17465917) with the United States Patent and Trademark Office regarding the utility patent and International Application Number.

The Company has applied for the following trademarks: PRIME LIGHT WORKS (Serial # 87678800, Filing Date November 9, 2017) and PRIME LIGHTWORKS (Serial # 88458750, Filing Date June 4, 2019).

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The Company is no longer leasing the property at 2909 Oregon Ct, Ste C12, Torrance, CA 90503. In January 2017, the Company signed a two-year lease at the Torrance property, followed by a one-year extension including multiple one-month extensions. The Company terminated the lease at the Torrance property in May 2020. On January 26, 2021, the Company renewed its Greentown Labs license agreement which gives privilege to use space within the premises of Greentown Labs at 24 Park Street, 28 Dane Street and 444 Somerville Avenue, Somerville, Massachusetts. The monthly fee is in the amount of $1,540 the agreement ends on January 31, 2022. Beginning in April 2021, the Company added an additional 235 square feet of lab space increasing the monthly fee to $2,668. Beginning in October 2021, the Company added an additional Startup Desk for $500, increasing the monthly fee to $3,248. Rent expense for the fiscal years 2020 and 2019 was $59,991 and $93,373, respectively.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Uncertain Risk

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Company's Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product as we have a unique business model without extensive history. If there is limited acceptance of our business and the services we offer, our financial results will be negatively impacted.

We are an early stage Company and have no revenues and a limited operating history.

The Company has a short history, no current customers, and no revenue. Prime Lightworks Inc. has incurred a net loss and has had no revenues generated since inception. Further, under the best scenarios, we do not intend do make our first sales prior to 2022, which means we will have no revenues or profits until then, and likely no profits, if at all, for several years after that. If you are investing in this Company, it's because you think that radio frequency (RF) resonant cavity propulsion is a good idea, that the team will be able to successfully market and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We currently do not have any operational products and developing new products and technologies entails significant risks and uncertainties.

We are currently in the research and development stage and have only manufactured a prototype for our radio frequency (RF) resonant cavity propulsion system - our only product. Delays or cost overruns in the development of our propulsion systems and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. For instance, we had to rework our system design after the thrust measurements with our initial RF power electronics enclosure in 2018 and 2019 showed false positive results. Further, as we are still in the research and development phase, we may never produce a product that does what we anticipate it do, or even if we do that product may not be marketable. Satellites are prone to satellites utilize highly complex technology and operate in the harsh environment of space and, accordingly, are subject to significant operational risks while in orbit. Any failure of our system, or even the satellite of our clients could harm us both monetarily and make us suffer reputational harm. Any of these events could materially and adversely affect our operating performance and results of operations.

We are reliant on one main type of product.

All of our proposed products are variants on one type of product, an electric propulsion system. Our future revenues are therefore dependent upon the market for that system.

This is a new and unproven technology.

Our electric propulsion technology is a completely new product that we have recently introduced into a field currently using conventional satellite propulsion (divided between chemical and electric). Regardless of any current perceptions of the market, it is entirely possible that our electric propulsion technology will not gain significant acceptance with any group of customers.

We face significant market competition.

The Company will compete with larger, more established companies who currently have products on the market and/or various respective product development programs. Conventional satellite propulsion is divided between chemical (e.g. Northrop Grumman) and electric (e.g. Busek). Our competitors may have much better financial means, marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. The Company believes that as the satellite propulsion market continues to grow our competition will intensify in the future.

Insufficient Funds

The Company might not obtain sufficient financing to meet its operating needs and fulfill its plans, in which case it will cease operating and investors will lose the entirety of their investment. The Company will need to raise additional funds in the future, in order to complete some of our benchmarks described above including, completing the proof of concept measurements, space flight demonstration and manufacture our initial orders. If the Company can't get those funds, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

We have applied for a utility patent and there is no guarantee the patent will be approved.

Applying for and receiving a utility patent and International Application Number can take years and be very expensive. The Company applied for a utility patent and International Application Number with the United States Patent and Trademark Office on February 8, 2019. Our patent examiner has raised concerns about the operability of our electric propulsion technology. On September 3, 2021, the Company filed a continuation application, in order to provide the Company with more time to prepare our test data and respond to the patent examiner. There is no guarantee that test data we provide will be satisfactory to the patent examiner. There is no guarantee that the Company's application for a utility patent and International Application Number will ever be approved. If the utility patent and International Application Number are not approved the Company will have to find other legal protections for its intellectual property portfolio. Even if a utility patent and International Application Number are issued, it does not guarantee that that they are valid or enforceable.

We might not be able to protect our intellectual property.

One of the Company's most valuable assets is its intellectual property. The Company has applied for a utility patent, International Application Number and two trademarks. The Company owns numerous Internet domain names and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights, and other intellectual property could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the pending utility patent unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our pending utility patent, trademarks, and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

We depend on key personnel and face challenges recruiting needed personnel.

Our future success depends on the efforts of a small number of key personnel, including our founder and Chief Executive Officer, Kyle Bernard Flanagan, our co-founder and Vice President of Engineering, Peter Clinton Dohm, and our engineering and production teams. In addition, due to our limited financial resources and the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time.

Our ability to sell product is dependent on the outside government regulation such as the FAA (Federal Aviation Administration), FCC (Federal Communications Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, accounting, legal work, public relations, and advertising. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these services could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks.

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Prime Lightworks Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back- up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Prime Lightworks Inc. could harm our reputation and materially negatively impact our financial condition and business.

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Risks Related to the Securities

Majority of outstanding Common Stock and granted stock options held by our CEO

To date, the Company's CEO and Sole Director, Kyle Bernard Flanagan, owns 4,001,304 shares of Common Stock which represents 74.11% of the issued Common Stock, granted stock options, and outstanding warrants. Mr. Flanagan currently holds 74.11% of the Company's voting stock and at the conclusion of this offering will continue to hold a majority of the Company's Common Stock and granted stock options. Investors in this offering will not have the ability to control a vote by the shareholders or the board of directors.

7

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments.

Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

The transferability of the Securities you are buying is limited.

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time.

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the aerospace hardware development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Projections: Forward Looking Information.

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants.

These projections or forward looking statements include, but are not limited to, the timing for our launch, receiving government grants, getting new customers, and revenues. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The reviewing CPA has issued included a "going concern" note in the reviewed financials.

We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

The Company will depend upon strategic relationships to develop, exploit, and manufacture its products. If these relationships are not successful, the Company may not be able to capitalize on the market potential of these products.

The near and long-term viability of the Company's products will depend, in part, on its ability to successfully establish new strategic collaborations with hospitals, insurance companies, manufacturers and government agencies. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of the Company's financial, regulatory, or intellectual property position. If the Company fails to establish a sufficient number of collaborations on acceptable terms, it may not be able to commercialize its products or generate sufficient revenue to fund further research and development efforts.

Risks Related to the Securities

No guarantee of return on investment.

There is no assurance that any holder of our securities will realize a return on his or her investment or that he or she will not lose its entire investment.

Future fundraising may affect the rights of investors.

In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

Risks Related to COVID-19

The Company's results of operations may be negatively impacted by the coronavirus outbreak.

The continued spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the Company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the Company's business, results of operations, or financial condition. The extent to which COVID-19 affects the Company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the Company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company's business.

The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Class B Non-Voting Common Stock and the financial condition of the Company's investors or prospective investors, resulting in reduced demand for the Class B Non-Voting Common Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the Company's operations, if those employees of the Company who cannot perform their duties from home are unable to report to work.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the Company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Kyle Bernard Flanagan	CEO, President, CFO/Treasurer, Secretary and Director	October 5, 2015 to Present	Fulltime
Peter Clinton Dohm	VP Engineering RF Design Engineer	May 17, 2019 to Present July 1, 2016 to Present	Fulltime
Directors:			
Kyle Bernard Flanagan	Director	October 5, 2015 to Present	Fulltime

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The following table shows who owns more than 20% of Company's voting securities as of June 22, 2021:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Kyle Bernard Flanagan	4,001,304 Common Stock	74.11%

The following table describes our capital structure as of June 22, 2021:

Class of Equity	Authorized Limit*	Issued and Outstanding	Committed, Not-issued**	Available*
Common Stock	10,000,000	5,399,172	474,000* †	4,126,828
2016 Stock Option Plan	500,000	86,000	390,000	0**
Non-Plan Stock Options		83,916		
Common Warrants		19,178		
Convertible Notes	Principal Amount	Interest Rate	Maturity Date	
SAFE Agreement	$1,825,000	0% per annum		
Convertible Note	$13,549.07	0% per annum	May 30, 2026	

*Includes 474,000 available under 2016 Stock Option Plan.

† Does not include the 5,000 shares issuable under the Warrant to Purchase Shares of Common Stock between the Company and FAHMIA, Inc.

**24,000 stock options were exercised in November 2017.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Set Apart Financial Services. The following discussion should be read in conjunction with our reviewed financial statements and the related notes included in this Offering Statement. The following discussion also includes information based on our unreviewed operating data for 2021 and is subject to change once we complete our fiscal year, prepare our financial statements and our accountant completes a financial review of those statements.

Overview

The Company is pre-revenue and has been incurring expenses to support our prototype research and development test campaign and satellite electric propulsion system go-to-market sales strategy. Since inception the Company has participated in the following incubator programs (Y Combinator; Greentown Labs; Cleantech Open; and Starburst Accelerator) and obtained funding through these programs and through our founder and officers.

Since incorporating in 2015, Prime Lightworks has raised $1.878M seed funding from founders, angel investors, and venture capital, in addition to $1.059M so far disbursed from our StartEngine Regulation Crowdfunding campaign as of September 28, 2021. We have prior authorization through Board Consent to raise an additional $1.725M seed funding through Simple Agreement for Future Equity (SAFE). Based on the success of this StartEngine Regulation Crowdfunding campaign (up to $1.07M), funds raised from the crowdfunding campaign will now make up 100% of the total funds our Company will have after fundraising.

Results of Operations

The Company's net revenues for the year ended December 31, 2020 and 2019 were $0. Since January 1, 2021 the Company has generated revenue in the amount of $0.

The Company's operating expenses consist of general and administrative expenses and sales and marketing costs. Operating expenses in 2020 amounted to $513,361, a 3.5% decrease from $532,012 in 2019. The Company's general and administrative expenses decreased from $521,255 in 2019 to $470,048 in 2020. While the general and administrative expenses decreased from 2019 to 2020, the Company's sales and marketing expenses increased from $10,757 in 2019 to $45,313 in 2020. As a result, the Company's net loss from operations was $517,752 in 2020, a 0.43% increase from losses of $515,538 in 2019. The Company's accumulated deficit in 2020 amounted to $2,214,456, a 30.52% increase from the accumulated deficit of $1,696,704 in 2019.

Liquidity and Capital Resources

As of December 31, 2020, the Company had cash in the amount of $22,308. Cash went from $5,375 in 2019 to $22,308 in 2020 as the Company continued spending on payroll and acquisition of capital assets including prototype electronics and thrust measurement equipment.

The Company had approximately $130,957 cash on hand as of September 27, 2021. In 2020, the Company spent approximately $532,240 in twelve months with an average burn rate of $44,353. In 2021, the Company has spent approximately $437,795 in 9 months with an average burn rate of $48,643. Currently, we estimate our burn rate (net cash out) to be on average between $44,000 - $48,000 per month. The Company intends to raise additional funds through a future Regulation CF offering and by offering additional SAFE Notes

On December 20, 2019, the Company launched our Regulation Crowdfunding campaign on StartEngine. As of December 31, 2020, the Company had received disbursements in the amount of $437,180 from StartEngine Regulation Crowdfunding. As of April 28, 2021, the Company has received disbursements in the amount of $1,003,229 from StartEngine Regulation Crowdfunding. As of September 27, 2021, the Company has received total disbursements in the amount of $1,059,087.20 from StartEngine Regulation Crowdfunding. This investment capital has allowed the Company to remain liquid and maintain normal business operations.

On May 12, 2020, the Company received a Paycheck Protection Program (PPP) loan in the amount of $47,838 from Wells Fargo through the Small Business Administration (SBA). The loan has an interest rate of 1.00% and an outstanding balance of $47,838 as of April 28, 2021. The Company intends to raise additional equity capital in the future, pending R&D and customer milestones. As of April 28, 2021, the Company had cash in the amount of $222,748. As of September 27, 2021, the Company had cash in the amount of $130,957. As of June 17, 2021, the Company has applied for full forgiveness for the Wells Fargo PPP Loan. As of June 28, 2021, the U.S. Small Business Administration (SBA) has approved the Company application for (PPP) loan forgiveness. As of September 27, 2021, the outstanding balance of the Wells Fargo PPP Loan was $0.

The Company has a credit card from Wells Fargo with an interest rate of 12.24% on purchases and an outstanding balance of $10,960 as of April 28, 2021. As of September 27, 2021, the outstanding balance was $7,791.

The Company has a credit card from American Express with an interest rate of 18.24% on purchases and an outstanding balance of $144 as of April 28, 2021. As of September 27, 2021, the outstanding balance was $129.

The Company has a credit card from Capital One with an interest rate of 16.99% on purchases and an outstanding balance of $0 as of April 28, 2021. As of September 27, 2021, the outstanding balance was $0.

The Company has a PayPal loan with an interest rate of 19.99% on purchases and an outstanding balance of $0 as of April 28, 2021. As of September 27, 2021, the outstanding balance was $0.

The Company has a convertible note that bears no interest and an outstanding balance of $13,549 as of April 28, 2021. As of September 27, 2021, the outstanding balance was $0.

The Company has received $1,825,000 from convertible SAFE notes as of September 27, 2021.

The Company previously had a Loan from Shareholders ($17,000 paid in full) with no interest rate and no maturity date and an outstanding balance of $0 as of April 28, 2021. As of September 27, 2021, the outstanding balance was $0.

The Company has a Paycheck Protection Program (PPP) loan from Wells Fargo with an interest rate of 1.00% and an outstanding balance of $47,838 as of April 28, 2021. As of September 27, 2021, the outstanding balance was $0

Indebtedness

Creditor: SAFE Notes
Amount Owed: $1,825,000.00
Interest Rate: 0.0%
Maturity Date: N/A
The Company has received $1,825,000 from convertible SAFE notes as of September 28, 2021.

Creditor: Convertible Notes
Amount Owed: $13,549.07
Interest Rate: 0.0%
Maturity Date: May 30, 2026
The Company has a convertible note that bears no interest and an outstanding balance of $13,549 as of September 28, 2021.

Creditor: Shareholder Loan
Amount Owed: $0.00
Interest Rate: 0.0%
The Company previously had a Loan from Shareholders ($17,000 paid in full) with no interest rate and no maturity date and an outstanding balance of $0 as of September 28, 2021.

Creditor: Wells Fargo PPP Loan
Amount Owed: $0.00
Interest Rate: 1.0%
Maturity Date: November 5, 2022
During 2020, the Company entered into a Paycheck Protection Program (PPP) loan agreement with Wells Fargo bank. As of June 17, 2021, the Company has applied for full forgiveness for the Wells Fargo PPP Loan. As of June 28, 2021, the U.S. Small Business Administration (SBA) has approved the Company application for (PPP) loan forgiveness. As of September 27, 2021, the outstanding balance of the Wells Fargo PPP Loan was $0.

Trends and COVID-19

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the Company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

RELATED PARTY TRANSACTIONS

During 2019, the Company received a loan of $17,000 from its shareholders. No agreement was put in place and there is no interest and maturity date. On March 31, 2021, the Company repaid the loan of $17,000 to its shareholders.

The Company's CEO and Sole Director, Kyle Bernard Flanagan, purchased a total of 1,304 shares of the Company's Common Stock at a purchase price of $2.06 per share in the StartEngine Regulation Crowdfunding campaign.

PREVIOUS OFFERINGS OF SECURITIES

Between January 1, 2020 and December 31, 2020, we sold 235,156 shares of Common Stock in exchange for $2.06 per share under Regulation Crowdfunding.

Subsequent to December 31, 2020, we sold 307,032 shares of Common Stock in exchange for $2.06 per share under Regulation Crowdfunding as of September 28, 2021.

We have made the following issuances of securities since the Company's inception to September 29, 2015:

Name: Common Stock Type of security sold: Equity
Final amount sold: $10,000.00 Number of Securities Sold: 4,000,000 Use of proceeds: Startup Costs
Date: October 06, 2015
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock Type of security sold: Equity
Final amount sold: $15,000.00 Number of Securities Sold: 705,883 Use of proceeds: Startup Costs
Date: January 01, 2016
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock Type of security sold: Equity
Final amount sold: $6,450.93 Number of Securities Sold: 303,573 Use of proceeds: Startup Costs
Date: May 30, 2016
Offering exemption relied upon: 506(b)

Name: Common Stock Type of security sold: Equity
Final amount sold: $4,800.00 Number of Securities Sold: 16,000
Use of proceeds: Research & Development Date: November 14, 2017

Offering exemption relied upon: Rule 701

Name: Common Stock Type of security sold: Equity
Final amount sold: $3,200.00 Number of Securities Sold: 8,000
Use of proceeds: Research & Development Date: November 14, 2017
Offering exemption relied upon: Rule 701

Type of security sold: Convertible Note Final amount sold: $13,549.07

Use of proceeds: Startup Costs Date: May 30, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE Final amount sold: $100,000.00
Use of proceeds: Research & Development Date: June 15, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE Final amount sold: $75,000.00
Use of proceeds: Research & Development Date: July 12, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE Final amount sold: $75,000.00
Use of proceeds: Research & Development Date: July 28, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE Final amount sold: $300,000.00
Use of proceeds: Research & Development Date: July 29, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE Final amount sold: $200,000.00
Use of proceeds: Research & Development Date: August 31, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE Final amount sold: $50,000.00
Use of proceeds: Research & Development Date: August 31, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE Final amount sold: $50,000.00
Use of proceeds: Research & Development Date: September 30, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE Final amount sold: $100,000.00

Use of proceeds: Research & Development Date: November 14, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE Final amount sold: $250,000.00
Use of proceeds: Research & Development Date: May 08, 2017
Offering exemption relied upon: 506(b)

Type of security sold: SAFE Final amount sold: $300,000.00
Use of proceeds: Research & Development Date: June 21, 2018
Offering exemption relied upon: 506(b)

Type of security sold: SAFE Final amount sold: $100,000.00
Use of proceeds: Research & Development Date: February 01, 2019
Offering exemption relied upon: 506(b)

14

Type of security sold: SAFE Final amount sold: $125,000.00
Use of proceeds: Research & Development Date: May 10, 2019
Offering exemption relied upon: 506(b)

Type of security sold: SAFE Final amount sold: $50,000.00
Use of proceeds: Research & Development Date: July 17, 2019
Offering exemption relied upon: 506(b)

Type of security sold: SAFE Final amount sold: $50,000.00
Use of proceeds: Research & Development Date: August 28, 2019
Offering exemption relied upon: 506(b)

RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects Prime Lightworks Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description the Company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The Company's authorized securities consist of up to 10,000,000 shares of Common Stock, par value $0.00001 per share, Convertible Securities, and Simple Agreement for Future Equity (SAFE). As of June 22, 2021, there were 5,399,172 shares of Common Stock outstanding. The total amount of 5,978,266 shares of Common Stock outstanding includes granted but unexercised stock options for 169,916 shares of Common Stock unexercised warrants for 5,000 shares of Common Stock, and 390,000 shares reserved for issuance under the 2016 Equity Incentive Plan. For this offering, the Company is issuing up to 519,417 shares of Common Stock at $2.06 per share. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Common stock

The amount of security authorized is 10,000,000 shares of Common Stock, par value $0.00001 per share. As of June 22, 2021, 5,399,172 shares of Common Stock were outstanding.

Voting Rights

Each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

Material Rights

The total amount of 5,978,266 shares of Common Stock outstanding includes granted but unexercised stock options for 169,916 shares of Common Stock, unexercised warrants for 5,000 shares of Common Stock, and 390,000 shares reserved for issuance under the 2016 Equity Incentive Plan.

Convertible Securities

The security will convert into Preferred stock and the terms of the Convertible Security are outlined below:

Amount outstanding: $13,549.07 Maturity Date: May 30, 2026
Interest Rate: 0.0% Discount Rate: None Valuation Cap: None
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $5,000,000 Material Rights

There are no material rights associated with Convertible Security. Simple Agreement for Future Equity (SAFE) The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $100,000.00 Interest Rate: 0.0%
Discount Rate: None

Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $250,000 Material Rights
There are no material rights associated with Simple Agreement for Future Equity (SAFE). Simple Agreement for Future Equity SAFE)
The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $75,000.00 Interest Rate: 0.0%
Discount Rate: 75.0% Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $250,000 Material Rights
There are no material rights associated with Simple Agreement for Future Equity (SAFE). Simple Agreement for Future Equity (SAFE)
The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $375,000.00 Interest Rate: 0.0%
Discount Rate: 75.0% Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $1,000,000 Material Rights
There are no material rights associated with Simple Agreement for Future Equity (SAFE). Simple Agreement for Future Equity (SAFE)
The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $300,000.00 Interest Rate: 0.0%
Discount Rate: None Valuation Cap: None
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $1,000,000

Material Rights

There are no material rights associated with Simple Agreement for Future Equity (SAFE). Simple Agreement for Future Equity (SAFE)
The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $975,000.00 Interest Rate: 0.0%
Discount Rate: None
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $1,000,000 Material Rights
There are no material rights associated with Simple Agreement for Future Equity (SAFE).

What it Means to be a Minority Holder

As a minority holder of Common Stock of the Company, you will have limited ability, if at all, to influence our policies or any other corporate actions of the Company, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The Company has selected StartEngine Secure, LLC, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the Company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a Company valued at $1 million.

- In December the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.

- In June 2021 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the Company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage Company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a Company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a Company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

REGULATORY INFORMATION

Disqualification

Neither the company, nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company has filed two annual reports and an annual report amendment to date. Any annual reports will be posted on the Company's page https://primelightworks.com/updates/ and with the SEC, https://www.sec.gov/edgar/browse/?CIK=1681290

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

[SIGNATURE PAGE FOLLOWS]

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503). The issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for fining on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on October 14, 2021.

PRIME LIGHTWORKS INC.

By

DocuSigned by:

Kyle Bernard Flanagan

182DFFA74EE0421

Name: Kyle Bernard Flanagan

Title: Chief Executive Officer

<u>Exhibit A</u>

FINANCIAL STATEMENTS

PRIME LIGHTWORKS INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Prime Lightworks Inc
Somerville, Massachusetts

We have reviewed the accompanying financial statements of Prime Lightworks Inc (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 12, 2021
Los Angeles, California

PRIME LIGHTWORKS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	22,308	$	5,375
Restricted cash		25,970		
Total current assets		**48,277**		**5,375**
Property and equipment, net		119,634		214,575
Other assets		3,347		3,347
Total assets	$	**171,258**	$	**223,297**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	-	$	17,033
Credit Card		23,566		34,629
Loan from Shareholders		17,000		17,000
Current portion of Loan payable		24,168		-
Other current liabilities		8,599		-
Total current liabilities		**73,333**		**68,662**
Convertible Notes-SAFEs		1,825,000		1,825,000
Convertible Notes		13,549		13,549
Loan Payable		23,670		-
Total liabilities		**1,935,552**		**1,907,211**
STOCKHOLDERS' EQUITY				
Common Stock		51		49
Treasury Stock		(52,942)		(52,942)
Additional Paid in Capital		533,375		65,683
Equity Issuance Cost		(30,323)		
Retained earnings/(Accumulated Deficit)		(2,214,456)		(1,696,704)
Total stockholders' equity		**(1,764,294)**		**(1,683,914)**
Total liabilities and stockholders' equity	$	**171,258**	$	**223,297**

See accompanying notes to financial statements.

PRIME LIGHTWORKS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	470,048	521,255
Sales and marketing	45,313	10,757
Total operating expenses	515,361	532,012
Operating income/(loss)	(515,361)	(532,012)
Interest expense	4,391	-
Other Loss/(Income)	(2,000)	(16,474)
Income/(Loss) before provision for income taxes	(517,752)	(515,538)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (517,752)	$ (515,538)

See accompanying notes to financial statements.

PRIME LIGHTWORKS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock		Aditional Paid in Capital	Equity Issuance Costs	Treasury Stock	Accumulated Deficit	Total Equity
	Shares	Amount					
Balance—December 31, 2018	4,856,984	$ 49	$ 57,392		$ (52,942)	$ (1,181,166)	$ (1,176,667)
Sharebased Compensation	-	-	8,290				8,290
Net income/(loss)	-	-	-			(515,538)	(515,538)
Balance—December 31, 2019	4,856,984	$ 49	$ 65,683		$ (52,942)	$ (1,696,704)	$ (1,683,914)
Issuance of Common Stock on Crowdfunding	235,156	2	465,260	$ (30,323)			434,939
Sharebased Compensation	-	-	2,433				2,433
Net income/(loss)	-	-	-			(517,752)	(517,752)
Balance—December 31, 2020	5,092,140	$ 51	$ 533,375	(30,323)	(52,942)	$ (2,214,456)	$ (1,764,294)

See accompanying notes to financial statements.

PRIME LIGHTWORKS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(517,752)	$	(515,538)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		100,641		96,965
Shared Based Compensation Expense		2,433		8,290
Changes in operating assets and liabilities:				
Accounts payable and accrued expenses		(17,033)		17,033
Credit Cards		(11,062)		6,916
Other current liabilities		8,599		(554)
Net cash provided/(used) by operating activities		**(434,175)**		**(386,888)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(5,700)		(36,756)
Net cash provided/(used) in investing activities		**(5,700)**		**(36,756)**
CASH FLOW FROM FINANCING ACTIVITIES				
Convertible Notes SAFE borrowings		0		325,000
Borrowing on loan payable		47,838		
Shareholders loan borrowings		-		17,000
Issuance of Common Stock on Crowdfunding		434,939		-
Net cash provided/(used) by financing activities		**482,777**		**342,000**
Change in cash and restricted cash		42,903		(81,644)
Cash and restricted cash—beginning of year		5,375		87,018
Cash and restricted cash—end of year	$	**48,277**	$	**5,375**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

PRIME LIGHTWORKS INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

---

1. NATURE OF OPERATIONS

Prime Lightworks Inc. was formed on September 29, 2015 ("Inception") in the State of Delaware. The financial statements of Prime Lightworks Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Somerville, Massachusetts.

Prime Lightworks Inc. was started to investigate measurements of impulsive thrust from a closed radio frequency cavity in vacuum. This technology, called radio frequency (RF) resonant cavity thruster, has the potential to eliminate satellite propellant mass in favor of renewable electric propulsion.

Prime Lightworks makes breakthrough propulsion systems for space satellites and launch vehicles that are solar powered, fully renewable, and produce ZERO carbon fuel emissions. Prime Lightworks electric propulsion prototype comprises two major components, the RF power electronics enclosure (6U CubeSat footprint) and the RF resonant cavity thruster (1U CubeSat footprint).

Our CubeSat electric propulsion system is designed to be modular and scalable to meet the needs of any spacecraft. Our RF electronics and RF resonant cavities could replace satellite propellant mass and conventional satellite propulsion systems. This paradigm shift in propulsion would increase satellite payload mass and orbital velocities, while lowering greenhouse gas emissions from fuel consumption and program costs of orbital launch.

Our vacuum thrust measurement apparatus improves on the version used by NASA Eagleworks as published in Journal of Propulsion of Power. Our torsion pendulum employs thrust calibration and damping systems, while our RF power electronics are magnetically shielded and mounted on the center of rotation of our torsion pendulum inside our vacuum chamber, to limit the effects on our system from magnetic torque on power cables.

Our measurement results to date are consistent with findings presented by Dresden University of Technology (TU Dresden), including "High-Accuracy Thrust Measurements of the EmDrive and Elimination of False-Positive Effects." Essentially, after eliminating and accounting for false positive effects such as interference from magnetic torque and drift from thermal expansion, we have not yet been able to produce a real propulsive impulse above the noise floor of our measurement system using standard electrically conductive RF cavity resonators.

Continued work on this front will focus on improving the quality factor and resonance properties of our RF resonant cavity thruster technology. Our primary remaining goal with this technology is to conduct thrust measurements of superconducting RF cavity resonators. Along with fine tuning cavity shape, antenna design, and RF electronics circuit programming, implementing tests of superconducting cavity resonators presents the greatest potential to increase thrust production to the point of measurability.

While we continue to pursue development of RF resonant cavity thruster technology for CubeSat propulsion, we are expanding our technology portfolio for renewable space propulsion to include reusable hydrogen rocket launch vehicle engine development. Hydrogen is the most efficient rocket propellant (i.e. greatest specific impulse a.k.a. I_sp). Green hydrogen (H_2) fuel and oxygen (O_2) oxidizer can be electrolyzed from water (H_2O) using renewable energy, and as stored propellants will combust with zero carbon emissions. The combination of renewable hydrogen fuel production with reusable hydrogen rocket launch vehicle engine development has extraordinary potential to enable in-situ resource utilization of water as the key to expanding solar system space exploration.

PRIME LIGHTWORKS INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computers & Equipment	5 years
Furniture & Fixtures	7 years
Software	3 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Prime Lightworks Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company will recognize revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers.

The Company is currently pre-revenue.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $45,313 and $10,757, which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense

PRIME LIGHTWORKS INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 12, 2021 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted.

We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that

PRIME LIGHTWORKS INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   PROPERTY AND EQUIPMENT

As of December 31, 2020, and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Computers & Equipment	$ 51,312	$ 51,312
Furniture & Fixtures	11,967	11,967
Hardware Machining	75,867	75,867
Software	65,207	65,207
Test Equipment	193,895	193,680
Test Hardware	70,602	65,118
Property and Equipment, at Cost	**468,850**	**463,151**
Accumulated depreciation	(349,216)	(248,576)
Property and Equipment, Net	$ **119,634**	$ **214,575**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and December 31, 2019 totaled $100,641 and $96,965 respectively.

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized the issuance of 10,000,000 shares of our common stock with $0.00001 par value. As of December 31, 2020, and 2019, 5,092,140 and 4,856,984 shares of common stock were issued and outstanding, respectively.

Stock Based Compensation

During 2016, the Company authorized the 2016 Equity Incentive Plan (which may be referred to as the "Plan"). The Company reserved 500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair

PRIME LIGHTWORKS INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

market value at the date of the grant. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of December 31, 2020, 390,000 shares are still available to be issued under the Plan.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	3.00
Risk-free interest rate	1.88%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility. The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties and income approach. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

PRIME LIGHTWORKS INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2018	110,000	$ 0.34	-
Granted	10,000	0.44	-
Execised	-	-	-
Expired/Cancelled	(10,000)	-	-
Outstanding at December 31, 2019	110,000	$ 0.35	4.67
Exercisable Options at December 31, 2019	82,000	$ 0.34	4.67
Outstanding at December 31, 2019	110,000	$ 0.35	4.67
Granted	-	-	-
Execised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2020	110,000	$ 0.36	6.21
Exercisable Options at December 31, 2020	86,000	$ 0.36	6.21

Stock option expense for the years ended December 31, 2020 and December 31, 2019 was $2,433 and $8,290 respectively.

Non-Plan Stock Options

During 2019, the Company issued 83,916 non-plan stock options to Starburst Accelerator, LLC. The options expire in 10 years and have an exercise price of $0.44. All 83,916 non-plan stock options are outstanding as of December 31, 2020 and December 31, 2019. None of the stock options have vested as of December 31, 2020, and December 31, 2019.

Warrant

During 2017, the Company issued 14,478 warrants. The warrants contain $0.44 exercise price. The warrants are fully vested as of December 31, 2020 and remain unexercised.

During 2019, the Company issued 5,000 of warrants. The warrants contain $0.44 exercise price. The warrants cliff vest over 2 years and remain unvested as of December 31, 2020.

5. DEBT

SAFEs

From 2016 to 2019, the Company received money from investors in the form of SAFE notes that will later be converted into Preferred Stock. No conversion date has been set.

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Preferred Stock sold in the Equity Financing equal to the Purchase Amount divided by the price per share of the Preferred Stock.

If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of

PRIME LIGHTWORKS INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

shares of Common Stock equal to the Purchase Amount divided by the fair market value of the Common Stock at the time of the Liquidity Event.

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

As of December 31, 2020, and December 31, 2019, the outstanding principal amount of SAFE was $1,825,000. None of SAFEs were converted to Preferred Stock as of December 31, 2020 and December 31, 2019.

Convertible Note

In 2016, the Company entered into a convertible note agreement with Y Combinator Investments, LLC for total principal of $13,549. The instrument matures in 10 years and bears no interest. The convertible notes are convertible into preferred stocks at a conversion price. The "Purchase Price" for the Shares will be the price per share of equity securities sold to investors in a Qualified Equity Financing (is an equity financing pursuant to which the Company sells shares of its preferred stock with an aggregate sales price of not less than $5,000,000). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

The outstanding balance of the note as of December 31, 2020 and 2019, was $13,549.

Loan Payable

During 2020, the company entered into a Paycheck Protection Program (PPP) loan agreement with Wells Fargo bank. The summary of the loan is as follows:

					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Wells Fargo PPP Loan	$ 47,838	1.00%	11/5/2020	11/5/2022	$ 478	$ 478	$ 24,168	$ 23,670	$ 47,838
Total					$ 478	$ 478	$ 24,168	$ 23,670	$ 47,838

As of June 17, 2021, the Company has applied for full forgiveness for the Wells Fargo PPP Loan. As of June 28, 2021, the U.S. Small Business Administration (SBA) has approved the Company application for (PPP) loan forgiveness.

Shareholders Loan

During 2019, the Company received a loan of $17,000 from its shareholders. No agreement was put in place and there is no interest and maturity date. On March 31, 2021, the Company repaid the loan of $17,000 to its shareholders.

PRIME LIGHTWORKS INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

6.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (144,373)	$ 1,170
Valuation Allowance	144,373	(1,170)
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (182,280)	$ (27,680)
Valuation Allowance	182,280	27,680
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $607,183, and the Company had state net operating loss ("NOL") carryforwards of approximately $607,183. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   RELATED PARTY

During 2019, the Company received a loan of $17,000 from its shareholders. No agreement was put in place and there is no interest and maturity date. On March 31, 2021, the Company repaid the loan of $17,000 to its shareholders.

PRIME LIGHTWORKS INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

On January 26, 2021, the Company renewed the Greentown Labs license agreement which gives privilege to use space within the premises of Greentown Labs at 24 Park Street, 28 Dane Street and 444 Somerville Avenue, Somerville, Massachusetts (collectively, the "Somerville Campus"). The monthly fee is in the amount of $1,540 the agreement ends on January 31, 2022. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation
2021	$ 18,480
2022	1,540
2023	-
2023	-
Thereafter	-
Total future minimum operating lease payments	$ 20,020

Rent expense for the fiscal years 2020 and 2019 was $59,991 and $93,373, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, and December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 12, 2021, the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

PRIME LIGHTWORKS INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $2,214,801, an operating cash flow loss of $434,175 and liquid assets in cash of $22,308, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.